Exhibit 99.2

Financial Report

Results of Operation

Three-month period ended June 30, 2013 compared to the three-month period ended June 30, 2012

During the three-month periods ended June 30, 2013 and 2012, we had an average of 49.0 and 46.4 vessels, respectively, in our fleet. In the three-month period ended June 30, 2013, we accepted delivery of the newbuild vessels MSC Athos, Valor and Value with an aggregate TEU capacity of 26,481 and the secondhand vessels Petalidi and Ensenada Express with an aggregate TEU capacity of 6,738, which were acquired pursuant to the Framework Agreement with York, and we sold the vessel MSC Austria, with a TEU capacity of 3,584.  In the three-month period ended June 30, 2012, we accepted delivery of the secondhand vessels Koroni and Kyparissia with an aggregate TEU capacity of 7,684, and we sold two secondhand vessels for scrap with an aggregate TEU capacity of 5,844. In the three-month periods ended June 30, 2013 and 2012, our fleet ownership days totaled 4,456 and 4,225 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$96.0	$100.0	$4.0	4.2%
Voyage expenses	(1.6)	(1.2)	(0.4)	(25.0%)
Voyage expenses – related parties	(0.7)	(0.8)	0.1	14.3%
Vessels operating expenses	(28.7)	(28.5)	(0.2)	(0.7%)
General and administrative expenses	(1.2)	(1.3)	0.1	8.3%
Management fees – related parties	(3.8)	(4.1)	0.3	7.9%
Amortization of dry-docking and special survey costs	(2.0)	(2.0)	-	-
Depreciation	(19.9)	(21.6)	1.7	8.5%
Gain on sale/disposal of vessels	4.1	3.6	(0.5)	(12.2%)
Foreign exchange gains	0.2	-	(0.2)	(100.0%)
Interest income	0.4	0.2	(0.2)	(50.0%)
Interest and finance costs	(18.0)	(16.4)	(1.6)	(8.9%)
Other	-	0.2	0.2	100.0%
Gain /(loss) on derivative instruments	(3.7)	2.5	6.2	167.6%
Net Income	$21.1	$30.6

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$96.0	$100.0	$4.0	4.2%
Accrued charter revenue	0.5	3.3	2.8	560.0%
Voyage revenue adjusted on a cash basis	$96.5	$103.3	$6.8	7.0%

Fleet operational data	Three-month period ended June 30,			Percentage Change
	2012	2013	Change

Average number of vessels	46.4	49.0	2.6	5.6%
Ownership days	4,225	4,456	231	5.5%
Number of vessels under dry-docking	-	3	3

Voyage Revenue

Voyage revenue increased by 4.2%, or $4.0 million, to $100.0 million during the three-month period ended June 30, 2013, from $96.0 million during the three-month period ended June 30, 2012. This increase is mainly due to revenue earned by the newbuild vessels delivered to us during the quarter ended June 30, 2013, partly offset by (i) decreased charter rates for certain of our vessels during the three-month period ended June 30, 2013, compared to the three-month period ended June 30, 2012, and (ii) revenues not earned by vessels which were sold for scrap after the first quarter of 2012 up to June 30, 2013. Voyage revenues adjusted on a cash basis (which adjusts for non-cash “Accrued charter revenue”), increased by 7.0%, or $6.8 million, to $103.3 million during the three-month period ended June 30, 2013, from $96.5 million during the three-month period ended June 30, 2012. The increase is mainly attributable to cash revenues earned by the new build vessels delivered to us during the quarter ended June 30, 2013, partly offset by the decreased charter rates in certain of our vessels during the three-month period ended June 30, 2013, compared to the three-month period ended June 30, 2012.

Voyage Expenses

Voyage expenses decreased by 25.0% or $0.4 million, to $1.2 million during the three-month period ended June 30, 2013, from $1.6 million during the three-month period ended June 30, 2012. Voyage expenses mainly include (i) fuel consumed during off-hire periods of our vessels and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.8 million during the three-month period ended June 30, 2013 and in the amount of $0.7 million during the three-month period ended June 30, 2012, represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/ (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 0.7%, or $0.2 million, to $28.5 million during the three-month period ended June 30, 2013, from $28.7 million during the three-month period ended June 30, 2012.

General and Administrative Expenses

General and administrative expenses increased by 8.3% or $0.1 million, to $1.3 million during the three-month period ended June 30, 2013 from $1.2 million during the three-month period ended June 30, 2012.  General and administrative expenses for the three-month periods ended June 30, 2013 and 2012, include $0.25 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 7.9%, or $0.3 million, to $4.1 million during the three-month period ended June 30, 2013, from $3.8 million during the three-month period ended June 30, 2012. The increase was primarily attributable to (i) the inflation related upward adjustment of the management fee by 4% for each vessel (effective January 1, 2013), as provided under our group management agreement and (ii) the increased average number of vessels during the three-month period ended June 30, 2013 compared to the three-month period ended June 30, 2012.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $2.0 million for the three-month period ended June 30, 2013 and $2.0 million for the three-month period ended June 30, 2012. During the three-month periods ended June 30, 2013 and 2012, three vessels and no vessel, respectively, underwent their special survey. During the three-month period ended June 30, 2013, two vessels completed its respective works and one was in process.

Depreciation

Depreciation expense increased by 8.5%, or $1.7 million, to $21.6 million during the three-month period ended June 30, 2013, from $19.9 million during the three-month period ended June 30, 2012. The increase was mainly attributable to the depreciation expense charged for the four newbuild vessels delivered to us during the six-month period ended June 30, 2013.

Gain on Sale/Disposal of Vessels

During the three-month period ended June 30, 2013, we recorded a gain of $3.6 million from the sale of one vessel. During the three-month period ended June 30, 2012, we recorded a gain of $4.1 million from the sale of two vessels.

Foreign Exchange Gains

Foreign exchange gains/ (losses) were $0 during the three-month period ended June 30, 2013 and foreign exchange gains were $0.2 million during the three-month period ended June 30, 2012.

Interest Income

Interest income decreased by 50.0% or $0.2 million, to $0.2 million during the three-month periods ended June 30, 2013, from $0.4 million during the three-month period ended June 30, 2012. The decrease is mainly attributable to the decreased average cash balance during the three-month period ended June 30, 2013, compared to the three-month period ended June 30, 2012.

Interest and Finance Costs

Interest and finance costs decreased by 8.9%, or $1.6 million, to $16.4 million during the three-month period ended June 30, 2013, from $18.0 million during the three-month period ended June 30, 2012. The decrease is partly attributable to the capitalized interest in relation with our newbuilding program and by the decreased commitment fees charged to us.

Gain /(Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of June 30, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2013, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $117.9 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at June 30, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the three-month period ended June 30, 2013, a net gain of $45.0 million has been included in “Comprehensive loss” and a gain of $2.4 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2013.

Cash Flows

Three-month periods ended June 30, 2013 and 2012

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2012	2013
Net Cash Provided by Operating Activities	$48.6	$43.2
Net Cash Used in Investing Activities	$(62.3)	$(215.4)
Net Cash Provided by (Used in) Financing Activities	$(18.3)	$101.7

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2013, decreased by $5.4 million to $43.2 million, compared to $48.6 million for the three-month period ended June 30, 2012. The decrease was primarily attributable to unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $13.3 million, partly offset by increased cash from operations of $6.8 million due to cash generated from the charters of the four newbuild vessels delivered to us during the six-month period ended June 30, 2013.

Net Cash Used in Investing Activities

Net cash used in investing activities was $ 215.4 million in the three-month period ended June 30, 2013, which consists of (a) $194.8 million advance and delivery payments for the construction and purchase of five newbuild vessels, (b) $24.9 million in payments for the acquisition of two secondhand vessels, (c) $0.5 million advance payment we made for the acquisition of one secondhand vessel which was delivered to us on July 3, 2013 and (d) $4.8 million balance payment we received from sale for scrap of one vessel, as part of the payment was received during the three-month period ended March 31, 2013.

Net cash used in investing activities was $62.3 million in the three-month period ended June 30, 2012, which consists of (a) $49.0 million advance payments for the construction and purchase of five newbuild vessels, (b) $24.9 million in payments for the acquisition of two secondhand vessels and (c) $11.6 million we received from the sale of two vessels.

Net Cash Provided By (Used In) Financing Activities

Net cash provided by financing activities was $101.7 million in the three-month period ended June 30, 2013, which mainly consists of (a) $37.9 million of indebtedness that we repaid, (b) $164.0 million we drew down from three of our credit facilities and (c) $20.2 million we paid for dividends to our stockholders for the first quarter of the year 2013.

Net cash used in financing activities was $18.3 million in the three-month period ended June 30, 2012, which mainly consists of (a) $43.8 million of indebtedness that we repaid, (b) $51.2 million we drew down from four of our credit facilities and (c) $18.3 million we paid for dividends to our stockholders for the first quarter of the year 2012.

Results of Operations

Six-month period ended June 30, 2013 compared to the six-month period ended June 30, 2012

During the six-month periods ended June 30, 2013 and 2012, we had an average of 47.9 and 46.4 vessels, respectively, in our fleet. In the six-month period ended June 30, 2013, we accepted delivery of the newbuild vessels MSC Athens, MSC Athos, Valor and Value with an aggregate TEU capacity of 35,308, the secondhand vessel Venetiko with a TEU capacity of 5,928, and the vessels  Petalidi and Ensenada Express with an aggregate TEU capacity of 6,738 (these two secondhand vessels were acquired pursuant to the Framework Agreement with York)   and we sold two vessels MSC Washington and MSC Austria with an aggregate TEU capacity of 7,460.  In the six-month period ended June 30, 2012, we accepted delivery of three secondhand vessels MSC Ulsan, Koroni and Kyparissia with an aggregate TEU capacity of 11,816 and we sold three vessels Gather, Gifted and Genius I with an aggregate TEU capacity of 8,766. In the six-month periods ended June 30, 2013 and 2012, our fleet ownership days totaled 8,677 and 8,452 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$196.1	191.6	$(4.5)	(2.3%)
Voyage expenses	(2.3)	(1.9)	(0.4)	(17.4%)
Voyage expenses – related parties	(1.5)	(1.4)	(0.1)	(6.7%)
Vessels operating expenses	(56.4)	(56.4)	-	-
General and administrative expenses	(2.1)	(2.2)	0.1	4.8%

Management fees – related parties	(7.6)	(8.0)	0.4	5.3%
Amortization of dry-docking and special survey costs	(3.9)	(4.0)	0.1	2.6%
Depreciation	(39.9)	(41.5)	1.6	4.0%
Gain on sale/disposal of vessels	1.3	6.4	5.1	392.3%
Foreign exchange gains	0.3	0.1	(0.2)	(66.7%)
Interest income	0.7	0.4	(0.3)	(42.9%)
Interest and finance costs	(38.2)	(34.1)	(4.1)	(10.7%)
Other	(0.1)	0.8	0.9	900.0%
Gain /(loss) on derivative instruments	(0.7)	5.5	6.2	885.7%
Net Income	$45.7	$55.3

(Expressed in millions of U.S. dollars, except percentages)	Six-month period ended June 30,		Change	Percentage Change
	2012	2013

Voyage revenue	$196.1	$191.6	$(4.5)	(2.3%)
Accrued charter revenue	1.0	6.6	5.6	560.0%
Voyage revenue adjusted on a cash basis	$197.1	$198.2	$1.1	0.6%

	Six-month period ended June 30,		Change	Percentage Change
Fleet operational data	2012	2013

Average number of vessels	46.4	47.9	1.5	3.2%
Ownership days	8,452	8,677	225	2.7%
Number of vessels under dry-docking	2	5	3

Voyage Revenue

Voyage revenue decreased by 2.3%, or $4.5 million, to $191.6 million during the six-month period ended June 30, 2013, from $196.1 million during the six-month period ended June 30, 2012.  The decrease in Voyage revenue is mainly due to (i) voyage revenue not earned from vessels disposed during the six-month period ended December 31, 2012 and the six-month period ended June 30, 2013, which were employed during the six-month period ended June 30, 2012, and (ii) decreased charter hire earned for certain of our vessels during the six-month period ended June 30, 2013, partly offset  by revenue earned by the four newbuild vessels delivered to us during the six-month period ended June 30, 2013. Voyage revenue adjusted on a cash basis (which adjusts for non-cash “Accrued charter revenue”), increased by 0.6%, or $1.1 million, to $198.2 million during the six-month period ended June 30, 2013, from $197.1 million during the six-month period ended June 30, 2012. The increase is attributable to the cash revenue earned by the four newbuild vessels delivered to us during the six-month period ended June 30, 2013, partly offset by cash revenue not earned from vessels disposed during the six-month period ended December 31, 2012 and the six-month period ended June 30, 2013, which were employed during the six-month period ended June 30, 2012.

Voyage Expenses

Voyage expenses decreased by 17.4%, or $0.4 million, to $1.9 million during the six-month period ended June 30, 2013, from $2.3 million during the six-month period ended June 30, 2012. The decrease was primarily attributable to the decreased off-hire expenses of our fleet, mainly fuel consumption and by the decreased third party commissions charged to us during the six-month period ended June 30, 2013, compared to the six-month period ended June 30, 2012.

Voyage Expenses – related parties

Voyage expenses – related parties decreased by 6.7% or $0.1 to $1.4 million during the six-month period ended June 30, 2013, from $1.5 million during the six-month period ended June 30, 2012 and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain or loss under derivative contracts entered into in relation to foreign currency exposure, were $56.4 million during the six-month periods ended June 30, 2013 and 2012.

General and Administrative Expenses

General and administrative expenses increased by 4.8%, or $0.1 million, to $2.2 million during the six-month period ended June 30, 2013, from $2.1 million during the six-month period ended June 30, 2012.   Furthermore, General and administrative expenses for the six-month periods ended June 30, 2013 and June 30, 2012, include $0.5 million, respectively, for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Management Fees – related parties

Management fees paid to our managers increased by 5.3%, or $0.4 million, to $8.0 million during the six-month period ended June 30, 2013, from $7.6 million during the six-month period ended June 30, 2012. The increase was primarily attributable to (i) the inflation related upward adjustment of the management fee by 4% for each vessel (effective January 1, 2013), as provided under our group management agreement and (ii) the increased average number of vessels during the six-month period ended June 30, 2013 compared to the six-month period ended June 30, 2012.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the six-month periods ended June 30, 2013 and 2012 was $4.0 million and $3.9 million, respectively. During the six-month periods ended June 30, 2013 and 2012, five vessels and two vessels, respectively, underwent their special surveys.

Depreciation

Depreciation expense increased by 4.0%, or $1.6 million, to $41.5 million during the six-month period ended June 30, 2013, from $39.9 million during the six-month period ended June 30, 2012. The increase was primarily attributable to the depreciation expense charged for the four newbuild vessels and one secondhand vessel delivered to us during the six-month period ended June 30, 2013.

Gain on Sale/Disposal of Vessels

During the six-month period ended June 30, 2013, we recorded a gain of $6.4 million from the sale of two vessels. During the six-month period ended June 30, 2012, we recorded a net gain of $1.3 million, mainly from the sale of three vessels.

Foreign Exchange Gains

Foreign exchange gains amounted to $0.1 million and $0.3 during the six-month periods ended June 30, 2013 and 2012, respectively.

Interest Income

During the six-month period ended June 30, 2013, interest income decreased by 42.9%, or $0.3 million, to $0.4 million, from $0.7 million during the six-month period ended June 30, 2012.

Interest and Finance Costs

Interest and finance costs decreased by 10.7%, or $4.1 million, to $34.1 million during the six-month period ended June 30, 2013, from $38.2 million during the six-month period ended June 30, 2012. The decrease is partly attributable to the capitalized interest in relation with our newbuilding program and by the decreased commitment fees charged to us.

Gain /(Loss) on Derivative Instruments

The fair value of our 28 interest rate derivative instruments which were outstanding as of June 30, 2013, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2013, the fair value of these 28 interest rate derivative instruments in aggregate amounted to a liability of $117.9 million. Twenty-seven of the 28 interest rate derivative instruments that were outstanding as at June 30, 2013, qualified for hedge accounting and the effective portion of the change in their fair value is recorded in “Comprehensive loss”.  For the six-month period ended June 30, 2013, a gain of $57.4 million has been included in “Comprehensive loss” and a gain of $5.6 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2013.

Cash Flows

Six-month periods ended June 30, 2013 and 2012

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2012	2013
Net Cash Provided by Operating Activities	$84.0	$78.1
Net Cash Used in Investing Activities	$(106.7)	$(364.9)
Net Cash Provided by Financing Activities	$166.3	$131.9

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2013 decreased by $5.9 million to $78.1 million, compared to $84.0 million for the six-month period ended June 30, 2012. The decrease was primarily attributable to unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $11.7 million, partly offset by increased cash from operations of $1.1 million mainly due to cash generated from the charters of the four newbuild vessels delivered to us during the six-month period ended June 30, 2013 and decreased payments for interest (including swap payments) of $1.5 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $364.9 million in the six-month period ended June 30, 2013, which mainly consisted of (a) $324.0 million advance payments for the construction and purchase of eight newbuild vessels, (b) $47.1 million in payments for the acquisition of three secondhand vessels, (c) $0.5 million advance payment we paid for the acquisition of one secondhand vessel delivered to us on July 3, 2013, (d) $0.6 million in payments for expenses related to the sale of vessel MSC Washington and (e) $7.2 million we received from the sale of one vessel.

Net cash used in investing activities was $106.7 million in the six-month period ended June 30, 2012, which consisted of (a) $69.2 million advance payments for the construction and purchase of five newbuild vessels, (b) $54.9 million in payments for the acquisition of three secondhand vessels and (c) $17.4 million we received from the sale of three vessels.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $131.9 million in the six-month period ended June 30, 2013, which mainly consisted of (a) $74.1 million of indebtedness that we repaid, (b) $251.9 million we drew down from four of our credit facilities and (c) $40.4 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2012 and the first quarter of the year 2013.

Net cash provided by financing activities was $166.3 million in the six-month period ended June 30, 2012, which mainly consists of (a) $90.2 million of indebtedness that we repaid, (b) $199.3 million we drew down from five of our credit facilities, (c) $34.6 million, we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2011 and the first quarter of the year 2012 and (d) $100.6 million net proceeds we received from our follow-on offering in March 2012, net of underwriting discounts and expenses incurred in the offering.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2013, we had a total cash liquidity of $ 165.1 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 24, 2013, the following vessels were free of debt.

Unencumbered Vessels in the water
(refer to fleet list below for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MESSINI	1997	2,458

Capital commitments

As of July 24, 2013, we had outstanding commitments relating to our contracted newbuilds aggregating $314.5 million payable in installments until the vessels are delivered.

Conference Call details:

On Thursday, July 25, 2013 at 8:30 a.m., EDT, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(855) 551-9080 (from the US), 0(800) 051-3806 (from the UK) or +(44) (0) 2086 020 818  (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until August 28, 2013. The United States replay number is 1(855) 859-2056; from the UK 0(800) 917-2646; the standard international replay number is (+44) (0) 2031 070 235 and the access code required for the replay is: 20625174#.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of 59 containerships, with a total capacity of approximately 336,000 TEU, including six newbuild containerships on order and three vessels acquired pursuant to the Framework Agreement with York. Costamare Inc.’s common shares trade on the New York Stock Exchange under the symbol “CMRE”.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu
Allison & Partners, New York
Telephone: (+1) 646-428-0638
Email: costamare@allisonpr.com

Fleet List

The tables below provide additional information, as of July 24, 2013, about our fleet of 59 containerships, including six newbuilds on order and three vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
7	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
8	VALOR	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
9	VALUE	Evergreen	2013	8,827	7 years(i)	41,700	April 2020(i)	41,700
10	NAVARINO	Evergreen	2010	8,531	1.5 years	30,950	September 2013	30,950
11	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
12	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
13	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
14	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
15	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	30,375(3)	March 2018	26,829
16	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	38,179(4)	May 2018	28,464
17	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	30,375(5)	June 2018	27,042
18	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	25,375(6)	August 2018	25,923
19	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	30,375(7)	October 2018	27,221
20	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(8)	November 2019	31,103
21	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(9)	February 2020	31,275
22	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(10)	April 2020	31,386
23	VENETIKO (iii)	PIL	2003	5,928	1.0 year	14,500	March 2014	14,500
24	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.0 years	19,000	May 2015	19,000
25	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
26	ZIM NEW YORK	ZIM	2002	4,992	13 years	23,150	July 2015(11)	23,150
27	ZIM SHANGHAI	ZIM	2002	4,992	13 years	23,150	August 2015(11)	23,150
28	ZIM PIRAEUS(iv)	ZIM	2004	4,992	10 years	22,150(12)	March 2014	43,984
29	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	September 2016	30,500
30	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	October 2016	30,500
31	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	30,500	July 2016	30,500
32	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
33	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
34	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
35	MSC ANTWERP	MSC	1993	3,883	4.3 years	17,500	August 2013	17,500
36	MSC KYOTO	MSC	1981	3,876	9.5 years	13,500(13)	September 2018	13,500
37	KORONI	Evergreen	1998	3,842	2 years	11,500	April 2014	11,500

Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)

38	KYPARISSIA	Evergreen	1998	3,842	2 years	11,500	May 2014	11,500
39	KARMEN	Sea Consortium	1991	3,351	1.7 years	6,750	August 2013	6,750
40	MARINA	Evergreen	1992	3,351	1.8 years	7,000	February 2014	7,000
41	KONSTANTINA	Evergreen	1992	3,351	1.0 year	7,550	September 2013	7,550
42	AKRITAS	Hapag Lloyd	1987	3,152	4 years	12,500	August 2014	12,500
43	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	July 2015	10,000
44	MESSINI	Evergreen	1997	2,458	1.5 years	8,100	February 2014	8,100
45	MSC REUNION(v)	MSC	1992	2,024	6 years	11,500	June 2014	11,500
46	MSC NAMIBIA II(v)	MSC	1991	2,023	6.8 years	11,500	July 2014	11,500
47	MSC SIERRA II(v)	MSC	1991	2,023	5.7 years	11,500	June 2014	11,500
48	MSC PYLOS(v)	MSC	1991	2,020	3 years	11,500	January 2014	11,500
49	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	7,650(14)	June 2015	7,925
50	PROSPER	COSCO	1996	1,504	1.0 year	7,350	March 2014	7,350
51	ZAGORA	MSC	1995	1,162	3.7 years	5,700	April 2015	5,700
52	PETALIDI(*)	CMA CGM	1994	1,162	1.0 years	6,300	June 2014	6,300
53	STADT LUEBECK	CMA CGM	2001	1.078	1.7 years	6,200(15)	July 2014	6,384

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)	Capacity (TEU) (16)
1	Hull S4022	Sungdong Shipbuilding	Evergreen	August 2013	8,827
2	Hull S4023	Sungdong Shipbuilding	Evergreen	August 2013	8,827
3	Hull S4024	Sungdong Shipbuilding	Evergreen	October 2013	8,827
4	H1068A	Jiangnan Changxing	MSC	December 2013	9,403
5	H1069A	Jiangnan Changxing	MSC	December 2013	9,403
6	H1070A	Jiangnan Changxing	MSC	February 2014	9,403

(1)	Charter terms and expiration dates are based on the earliest date charters could expire.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between July 24, 2013 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on May 8, 2014 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on June 30, 2014 to $26,100 per day until the earliest redelivery date.
(5)	This charter rate changes on August 24, 2014 to $26,100 per day until the earliest redelivery date.
(6)	This charter rate changes on October 20, 2014 to $26,100 per day until the earliest redelivery date.
(7)	This charter rate changes on December 4, 2014 to $26,100 per day until the earliest redelivery date.
(8)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(9)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(10)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(11)
Charterers shall have the option to terminate the charter by giving six months’ notice, in which case they will have to make a one-time payment which shall be the $6.9 million reduced proportionately by the amount of time by which the original 3-year extension period is shortened.

(12)	The charterer is required to pay approximately $5.0 million no later than July 2016, representing accrued charter hire, the payment of which was deferred.
(13)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(14)	This charter rate changes on July 27 2014 to $8,225 per day until the earliest redelivery date.
(15)
This charter rate changes on August 23, 2013 to $6,400 per day until the earliest redelivery date. The charterer has a unilateral option to extend the charter of the vessel for a period of six months at a rate of $8,500 per day.

(16)	Based on updated vessel specifications.

(i)	Assumes exercise of Owners unilateral options to extend the charter of these vessels for two one year periods.
(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(iii)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months at a rate of $28,000 per day.
(iv)	The charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.
(v)	Owners have a unilateral option to extend the charters of the vessels for an additional period of two years at market rate, to be defined annually, based on the closest category on the Contex index.
(*)    Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds a 49% equity percentage in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2012	2013	2012	2013
	(Unaudited)
REVENUES:
Voyage revenue	$196,076	$191,566	$96,045	$100,030

EXPENSES:
Voyage expenses	(2,283)	(1,877)	(1,592)	(1,198)
Voyage expenses – related parties	(1,452)	(1,449)	(711)	(757)
Vessels' operating expenses	(56,365)	(56,352)	(28,673)	(28,472)
General and administrative expenses	(2,099)	(2,243)	(1,174)	(1,280)
Management fees - related parties	(7,573)	(7,990)	(3,824)	(4,100)
Amortization of dry-docking and special survey costs	(3,936)	(4,029)	(1,988)	(1,979)
Depreciation	(39,881)	(41,489)	(19,868)	(21,607)
Gain on sale/disposal of vessels	1,303	6,460	4,104	3,551
Foreign exchange gains	192	86	80	11
Operating income	$83,982	$82,683	$42,399	$44,199

OTHER INCOME (EXPENSES):
Interest income	$716	$409	$432	$200
Interest and finance costs	(38,237)	(34,108)	(17,997)	(16,544)
Other	(101)	847	22	230
Gain /(loss) on derivative instruments	(679)	5,460	(3,709)	2,471
Total other income (expenses)	$(38,301)	$(27,392)	$(21,252)	$(13,643)
Net Income	$45,681	$55,291	$21,147	$30,556

Earnings per common share, basic and diluted	$0.71	$0.74	$0.31	$0.41
Weighted average number of shares, basic and diluted	64,462,088	74,800,000	67,800,000	74,800,000

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2012	2013
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$267,321	$112,402
Restricted cash	5,330	6,243
Receivables	2,237	12,994
Inventories	9,398	14,385
Due from related parties	2,616	4,182
Fair value of derivatives	165	40
Insurance claims receivable	1,454	1,419
Accrued charter revenue	5,100	9,306
Prepayments and other	1,862	4,831
Vessels held for sale	4,441	-
Total current assets	$299,924	$165,802
FIXED ASSETS, NET:
Advances for vessels acquisitions	$339,552	$271,022
Vessels, net	1,582,345	1,977,601
Total fixed assets, net	$1,921,897	$2,248,623
NON-CURRENT ASSETS:
Deferred charges, net	$34,099	$33,162
Restricted cash	41,992	46,428
Accrued charter revenue	13,422	6,702
Total assets	$2,311,334	$2,500,717

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$162,169	$192,033
Accounts payable	5,882	10,148
Accrued liabilities	9,292	14,112
Unearned revenue	5,595	3,705
Fair value of derivatives	55,701	55,776
Other current liabilities	10,772	2,896
Total current liabilities	$249,411	$278,670
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,399,720	$1,547,586
Fair value of derivatives, net of current portion	125,110	62,094
Unearned revenue, net of current portion	16,641	21,509
Total non-current liabilities	$1,541,471	$1,631,189
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock	$8	$8
Additional paid-in capital	714,100	714,100
Accumulated deficit	(40,814)	(25,915)
Accumulated other comprehensive loss	(152,842)	(97,335)
Total stockholders’ equity	$520,452	$590,858
Total liabilities and stockholders’ equity	$2,311,334	$2,500,717

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the six-month and three-month periods ended June 30, 2013 and June 30, 2012. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Voyage Revenue Adjusted on a Cash Basis

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2012	2013	2012	2013

Voyage revenue	$196,076	$191,566	$96,045	$100,030
Accrued charter revenue (1)	$985	$6,634	$480	$3,342
Voyage revenue adjusted on a cash basis (2)	$197,061	$198,200	$96,525	$103,372

Adjusted EBITDA (3)	$128,112	$128,852	$61,017	$67,626

Adjusted Net Income (3)	$46,774	$49,635	$21,596	$27,696
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000
Adjusted earnings per share (3)	$0.73	$0.66	$0.32	$0.37

EBITDA (3)	$127,019	$134,508	$60,568	$70,486
Net Income	$45,681	$55,291	$21,147	$30,556
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000
Earnings per share	$0.71	$0.74	$0.31	$0.41

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period, and during the last years of such charter, cash received will exceed revenue recognized on a straight-line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” provided in the financial report for the second quarter and the six-month period ended June 30, 2013.
 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Reconciliation of Net Income to Adjusted Net Income

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2012	2013	2012	2013

Net Income	$45,681	$55,291	$21,147	$30,556
Accrued charter revenue	985	6,634	480	3,342
Gain on sale/disposal of vessels	(1,303)	(6,460)	(4,104)	(3,551)
Realized (gain)/ loss on Euro/USD forward contracts	732	(370)	364	(180)
(Gain)/ loss on derivative instruments	679	(5,460)	3,709	(2,471)

Adjusted Net Income	$46,774	$49,635	$21,596	$27,696
Adjusted Earnings per Share	$0.73	$0.66	$0.32	$0.37
Weighted average number of shares	64,462,088	74,800,000	67,800,000	74,800,000

Adjusted Net Income and Adjusted Earnings per Share represent net income before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. . “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net Income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2012	2013	2012	2013

Net Income	$45,681	$55,291	$21,147	$30,556
Interest and finance costs	38,237	34,108	17,997	16,544
Interest income	(716)	(409)	(432)	(200)
Depreciation	39,881	41,489	19,868	21,607
Amortization of dry-docking and special survey costs	3,936	4,029	1,988	1,979
EBITDA	127,019	134,508	60,568	70,486
Accrued charter revenue	985	6,634	480	3,342
Gain on sale/disposal of vessels	(1,303)	(6,460)	(4,104)	(3,551)
Realized (gain)/ loss on Euro/USD forward contracts	732	(370)	364	(180)
Gain/ (loss) on derivative instruments	679	(5,460)	3,709	(2,471)
Adjusted EBITDA	$128,112	$128,852	$61,017	$67,626

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking and special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, gain/(loss) on sale of vessels, realized (gain)/loss on Euro/USD forward contracts and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.